UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 18)1

ATRM Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04964A103

(CUSIP Number)

JEFFREY E. EBERWEIN

LONE STAR VALUE MANAGEMENT, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,067,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,067,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,067,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,067,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,067,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,077,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,077,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,077,885
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 04964A103

1	NAME OF REPORTING PERSON

Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,087,885
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,087,885
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,087,885*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.4%
14	TYPE OF REPORTING PERSON

IN

  * Includes 10,000 Shares owned directly by Mr. Eberwein granted under the Issuer’s 2014 Incentive Plan.

6

CUSIP NO. 04964A103

The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned (“Amendment No. 18”). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 2,396,219 Shares outstanding as of September 22, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 22, 2017.

A.	Lone Star Value Investors
(a)	As of the date hereof, Lone Star Value Investors beneficially owned 1,067,885 Shares.

Percentage: Approximately 44.6%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Other than pursuant to the Exchange Agreement (as defined and described in Item 6 below), Lone Star Value Investors has not entered into any transactions in the securities of the Issuer during the past 60 days.
B.	Lone Star Value Co-Invest
(a)	As of the date hereof, Lone Star Value Co-Invest did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Other than pursuant to the Exchange Agreement, Lone Star Value Co-Invest has not entered into any transactions in the securities of the Issuer during the past 60 days.
7

CUSIP NO. 04964A103

C.	Lone Star Value GP
(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the 1,067,885 Shares owned by Lone Star Value Investors.

Percentage: Approximately 44.6%

(b)	1. Sole power to vote or direct vote: 1,067,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,067,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
D.	Lone Star Value Management
(a)	As of the date hereof, 10,000 Shares were held in the Separately Managed Account. Lone Star Value Management, as the investment manager of Lone Star Value Investors, Lone Star Value Co-Invest and the Separately Managed Account, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Separately Managed Account.

Percentage: Approximately 45.0%

(b)	1. Sole power to vote or direct vote: 1,077,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,077,885
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the securities of the Issuer during the past 60 days.
E.	Mr. Eberwein
(a)	As of the date hereof, Mr. Eberwein directly owned 10,000 Shares. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 1,067,885 Shares owned by Lone Star Value Investors and (ii) 10,000 Shares held in the Separately Managed Account.

Percentage: Approximately 45.4%

(b)	1. Sole power to vote or direct vote: 1,087,885
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,087,885
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the securities of the Issuer during the past 60 days.

8

CUSIP NO. 04964A103

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 29, 2017, Lone Star Value Investors, Lone Star Value Co-Invest and the Issuer entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which (i) the unsecured promissory note held by Lone Star Value Investors (the “LSV Note”) and (ii) all of the unsecured promissory notes held by Lone Star Value Co-Invest (the “Co-Invest Notes”) were returned to the Issuer and cancelled in exchange for an aggregate of 132,548 shares of a new class of 10.00% Series B Cumulative Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), which is non-convertible preferred stock of the Issuer. At the time of cancellation, (i) the LSV Note had approximately $4.94 million unpaid principal and accrued and unpaid interest outstanding and (ii) the Co-Invest Notes had approximately $8.31 million unpaid principal and accrued and unpaid interest outstanding. As a result of the Exchange Agreement, no principal or interest remained outstanding or payable under the LSV Note or the Co-Invest Notes and Lone Star Value Investors owns 49,406 shares of Series B Preferred Stock and Lone Star Value Co-Invest owns 83,142 shares of Series B Preferred Stock. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Also on September 29, 2017, in connection with the Exchange Agreement, Lone Star Value Investors, Lone Star Value Co-Invest and the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, at any time after October 15, 2018, upon the written request of the holders of at least 66 2/3% of the outstanding Registrable Securities (as defined in the Registration Rights Agreement), the Issuer will prepare and file with the Securities and Exchange Commission a registration statement covering the resale of such securities by their holders. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The Series B Preferred Stock, which has a stated value of $100.00 per share (subject to adjustment), pays quarterly cash dividends at a rate of 10.00% per annum, provided that the Issuer may pay dividends in-kind through the issuance of additional shares to holders of the Series B Preferred Stock at a rate equal to 12.00% per annum, at the option of the Issuer, for up to four quarterly dividend periods in any consecutive 36-month period, determined on a rolling basis. In the event of any liquidation, dissolution or winding up of the affairs of the Issuer, before any payment or distribution to holders of junior shares, holders of Series B Preferred Stock will be entitled to receive an amount of cash per share of Series B Preferred Stock equal to the stated value plus all accumulated accrued and unpaid dividends thereon (whether or not earned or declared).

Upon the occurrence of four accumulated, accrued and unpaid defaults by the Issuer of its obligation to pay dividends (either in cash or in kind) on the Series B Preferred Stock in full for each quarterly dividend period, whether consecutive or non-consecutive, until the Issuer has paid all accumulated accrued and unpaid dividends in full and has paid accrued dividends for the two most recently completed quarterly dividend periods in full in a timely manner, (i) the dividend rate will increase to 12.00% per annum and (ii) the size of the Board of Directors (the “Board”) will be increased by two directors and the holders of Series B Preferred Stock (together with the holders of any new class of shares with similar rights) will have the right to elect two directors to the Board. The terms of such directors will terminate, and the size of the Board will decrease accordingly, once the voting rights terminate. Additionally, the Issuer is not permitted to take certain corporate actions without the approval of holders of at least two-thirds of the shares of Series B Preferred Stock (together with the holders of any new class of shares with similar rights), including increasing the size of the Board above five directors, except as set forth above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Exchange Agreement, dated September 29, 2017.
99.2	Registration Rights Agreement, dated September 29, 2017.

9

CUSIP NO. 04964A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2017

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

10